UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):[X]  Form 10-K [] Form 20-F  [] Form 11-K [] Form 10-Q [] Form N-SAR

For Period Ended:         December 31, 1999
                  -------------------------------------------------------------
           Transition Report on Form 10-K         Transition Report on Form 10-Q
           Transition Report on Form 20-F        Transition Report on Form N-SAR
           Transition Report on Form 11-K
          For the Transition Period Ended:
                                          -------------------------------------

       Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply
       that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

          Integrated Transportation Network Group Inc.
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Full Name of Registrant


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Former Name if Applicable
28050

          575 Lexington Avenue, Suite #410
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Address of Principal Executive Office (Street and Number)

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          New York, NY  10022
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

                          PART IV -- OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

          Willy W. Wu                             212            572-9612
         -----------------------------------------------------------------------
         (Name)                                 (Area Code)   (Telephone Number)


2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months No or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
                                                        Yes          No

                                                    -----------  -----------
                                                                     X
                                                    -----------  -----------

     The Company's Annual Report on 10-KSB for the year ended December 31, 1998 and Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 1999 have not yet been filed for the reasons described in
     PART III.


3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in No* the subject report or portion thereof?


     *Because of the Company's difficulty in obtaining certain information, as described in Part III above, the Company cannot determine whether or not there has been a significant change in results of operations from the corresponding period for the last fiscal year.

                                                       Yes          No
                                                    -----------  -----------
                                                                     X
                                                    -----------  -----------


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.




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                  Integrated Transportation Network Group Inc.
 ------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.














Date: March 31, 2000                 By: /s/ Zhijian Wu
                                        ---------------------------------------
                                          Name:  Zhijian Wu
                                          Title:  Chairman of the Board





Date: March 31, 2000                  By: /s/ Andrew Lee
                                        ---------------------------------------
                                          Name:  Andrew Lee
                                          Title:  President

                                  ATTACHMENT A

                              PART III - NARRATIVE


The Company's business consists entirely of the business of its 92% owned subsidiary, Shenzhen Jinzhenghua Transportation Industrial Development Co., Ltd., whose operations are located entirely in the People's Republic of China. Despite the Company's efforts, the Company is unable to file its Annual Report on Form 10-K for the period ended December 31, 1999 within the prescribed time period because the Company is having difficulty obtaining certain information located in the People's Republic of China that is necessary to the completion of the Form 10-K. The Company intends to file its annual Report on Form 10-K as soon as practicable after it obtains the necessary information.